2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 214.953.6500 FAX 214.953.6503	AUSTIN BAKU DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON
December 5, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Attn:	Abby Adams Special Counsel, Office of Mergers and Acquisitions

Re:	Perot Systems Corporation Schedule TO-I Filed November 15, 2005
Ladies and Gentlemen:
     As legal counsel for, and on behalf of Perot Systems Corporation (the “Company”), we are providing this letter in response to the Commission’s letter of comment to the Company dated November 29, 2005 regarding the Company’s Schedule TO (File No.005-53493) and Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005 (the “Original Offer to Exchange”). The changes described herein are incorporated in Amendment No. 1 to the Company’s Schedule TO (“Amendment No. 1”) and the Supplement dated December 5, 2005 to the Original Offer to Exchange (the “Supplement”), filed as Exhibit (a)(1)(I) to Amendment No. 1, which have each been filed with the Commission via EDGAR simultaneously with this response. The numbering below corresponds to the numbering used in the comment letter.
Summary of Terms, page 8
1.	COMMENT:

In Q&A Nos. 35 and 36 you recommend that option holders consult a tax professional to determine the tax consequences of the offer. Option holders may rely on the disclosure that appears in your filing, including disclosure relating to tax consequences. Please revise or eliminate the referenced disclaimers. If you wish to alert option holders that their tax consequences may differ based on their particular situation, then please revise the disclosure to clarify this fact. Also revise the similar language on page 27 that recommends to option holders that they seek the advice of their “own legal, investment and/or tax advisors if [they] have questions about [their] legal, financial and/or tax situation.”

RESPONSE:

Q&A Nos. 35 and 36 have been revised to eliminate the referenced disclaimers (Sections 2(e) and 2(f) of the Supplement, page 4). Q&A No. 6 has also been revised to eliminate a similar disclaimer (Section 2(a) of the Supplement, page 2). The language appearing on page 27 of the Original Offer to Exchange has been revised in response to this comment (Section 3 of the Supplement, page 5). In addition, the paragraph titled “Tax Consequences” in Section 12 of the Original Offer to Exchange has been revised to eliminate a similar disclaimer (Section 6(b) of the Supplement, pages 9-10).
Conditions of the Offer, page 30
2.	COMMENT:

The introductory paragraph addresses the company’s ability to determine whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

RESPONSE:

The Company supplementally confirms that proceeding with the offer after becoming aware that a condition has been triggered constitutes a waiver of such triggered condition, and the Company will not rely on the referenced language to tacitly waive a condition of the offer by failing to assert it.

3.	COMMENT:

Paragraphs (a) and (b)(3) condition the offer on whether the “contemplated future conduct” or the “prospects” of the company or its subsidiaries is materially impaired. Please revise to specify or generally describe the “contemplated future conduct” and “prospects” so that option holders will have the ability to objectively determine whether these conditions have been triggered. Also revise paragraphs (d)(5) and (f) accordingly.

RESPONSE:

Section 8 (“Conditions of the Offer”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 4, pages 5-7). The referenced paragraphs have been revised to eliminate references to “contemplated future conduct” and “prospects.”

4.	COMMENT:

Please revise the conditions to eliminate repetition. It appears that the conditions in paragraphs (a) and (b) address many of the same situations.

RESPONSE:

Section 8 (“Conditions of the Offer”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 4, pages 5-7). In response to this comment, we have revised and combined paragraphs (a) and (b) to eliminate repetition.

5.	COMMENT:

In condition (d)(7) you state that the condition is triggered by a decline in the named benchmarks in “any time period after the close of business on November 15, 2005.” Please revise to clarify how the decline is determined.

RESPONSE:

Section 8 (“Conditions of the Offer”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 4, pages 5-7). The referenced paragraph has been revised to clarify how the decline in the named benchmarks will be determined.
Effect of a Merger or Acquisition Before We Grant Replacement Options, page 34
6.	COMMENT:

Here and elsewhere in the document you discuss what may happen to tendered options “if [you] merge into or are acquired by another company after [you] accept eligible options for exchange in the Offer but before we grant the replacement options.” As there are currently only five calendar days between the scheduled expiration of this offer and the date you intend to issue replacement options, revise this language here and throughout the document to clarify the risk to option holders.

RESPONSE:

Section 11 (“Effect of a Merger or Acquisition Before We Grant Replacement Options”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 5, page 8). The language in this section has been revised to clarify the risk to option holders. In addition, Q&A Nos. 11 and 31 have been similarly amended and revised (Section 2(b) and (d) of the Supplement, pages 2-4).
General Terms of Replacement Options . . ., page 34
7.	COMMENT:

Confirm, if true, that you have summarized all material terms of the replacement options and the eligible options, and that you have summarized all material difference between the two options. Revise the offer to eliminate the disclaimer on page 39.

RESPONSE:

The Company confirms that (i) the information in the Original Offer to Exchange, as amended by the Supplement, summarizes all material terms of the replacement options and the eligible options and (ii) all material differences between the two options have been summarized in the Original Offer to Exchange, as amended by the Supplement. The referenced disclaimer has been revised in response to this comment (Section 6(c) of the Supplement, page 10).
Material U.S. Federal Income Tax Consequences, page 45
8.	COMMENT:

Please eliminate the qualifier that this disclosure is “a general summary.” Also, eliminate qualifiers such as “we believe” and “generally” and the disclaimer in the penultimate sentence of the first paragraph. The current disclosure suggests that security holders may not rely on the description of material tax consequences included in the document.

RESPONSE:

Section 17 (“Material U.S. Federal Income Tax Consequences”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 7, pages 10-12). The qualifier that the disclosure is “a general summary” has been eliminated. Other qualifiers such as “we believe” and “generally” and the referenced disclaimer have been eliminated.

9.	COMMENT:

Revise this section to affirmatively state the tax consequences of the exercise of the amended options. It appears you should revise the summary term sheet to highlight this tax effect.

RESPONSE:

Section 17 (“Material U.S. Federal Income Tax Consequences”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 7, pages 10-12). This section has been revised to affirmatively state the tax consequences of the exercise of the amended options. Similar revisions have also been made to the summary term sheet, as amended by the Supplement (Section 2(e) and (f), page 4).

10.	COMMENT:

Revise to eliminate the IRS Circular 230 Disclosure disclaimer or tell us why you believe it is applicable.

RESPONSE:

Section 17 (“Material U.S. Federal Income Tax Consequences”) of the Original Offer to Exchange has been amended and restated in its entirety by the Supplement (Section 7, pages 10-12). The IRS Circular 230 Disclosure disclaimer has been eliminated.
Additional Information, page 47
11.	COMMENT:

Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise the second and third paragraphs of this section, and the similar disclaimer in the section entitled “Forward-Looking Statements” accordingly.

RESPONSE:

Section 20 (“Additional Information”) and Section 21 (“Forward-Looking Statements”) of the Original Offer to Exchange have been amended and restated in their entirety by the Supplement (Sections 8 and 9, pages 12-13). The second and third paragraphs of the “Additional Information” section have been eliminated and/or revised in response to this comment. The similar disclaimer in the “Forward-Looking Statements” section has also been revised accordingly.
          In addition to the foregoing responses to the Commission’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (214.953.6757) or Rex Mills (972.577.6908) of the Company should you have any questions about the foregoing.
Very truly yours,
/s/ John W. Martin
John W. Martin

cc:	Rex Mills Doug Hansen Courtney York